Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

The following is a transcript of an interview by Jim Cramer of Andrew N. Liveris, President, Chairman and Chief Executive Officer of The Dow Chemical Company (“Dow”), that aired on the “Mad Money” television program on CNBC on January 12, 2016.

JIM CRAMER: Here is a puzzle to solve. What are investors supposed to do with Dow Chemical and DuPont now that they have this great plan to merge and break up the company into three separate businesses – one for agricultural chemicals, one for material sciences, and one for specialty products. I think this move could create tremendous amounts of value. This is becoming an incredibly tough environment for any company with agricultural exposure and all the cyclicals. The big chemical companies are getting hammered. Consider when we started hearing rumors of this incredible deal Dow chemical shot up to a high of $57 last month. With this amazing merger/breakup plan, the stock has been put through the meat grinder, trading down below $45 today. At some point, I think the stock will become way too cheap and you will have to buy it. For now, it is not exactly liked. My charitable trust has been picking up some shares but it is not profitable to do so far. Let’s check in with the CEO and Chairman of Dow Chemical Andrew Liveris coming to us live from its new facility in Freeport, Texas. Find out more about this deal and where this company is headed. Mr. Liveris, welcome back to Mad Money.

ANDREW LIVERIS: Nice to be back.

JIM CRAMER: You are at a state-of-the-art facility that is changing the game for how this country and companies are using natural gas. Describe how important this is and why Dow Chemical is no longer hostage to the price of oil.

ANDREW LIVERIS: The facility we are inaugurating today is called a PDH facility, which takes shell gas propane, which is the cheapest, and makes a vital feed stock called propylene where a lot of downstream products that we make and others make is based on. The opportunity to do that here in Texas and the United States, we have the world’s largest facility to do this. It is the first of its kind. A gen-1 facility. We just inaugurated it this morning and it is producing propylene, that is a third of Dow’s previous purchases of propylene that are oil-based which now move over to this facility and we will make it from propane. The other thing, I did, we inaugurated our new innovation center. 900 scientists under one roof. The building I am in right now. 900 scientists. The campus will swell to 2000. This is science in America for value-add products that we need to create sustainable solutions whether they be in energy sufficiency, better packaging, light-weight materials for automotive and therein is the Dow strategy. Integration, low costs – the propylene unit. Innovation, value-add, the innovation center. That’s what I have been doing today.

JIM CRAMER: Andrew, this is amazing. Typically, when oil goes down, Dow has gone down, but this is a game changer. You are using fuel cheaper than oil so you can capture that. You are probably the lowest cost user in the world. Here we have a stock that has gone to 45. If there had been no deal with DuPont, I would be pounding the table and saying, you can buy back stock, your earnings are going to explode. Look at this innovation, a fountain of knowledge and technology. Is the DuPont/Dow deal putting a lid on Dow stock?

ANDREW LIVERIS: I don’t believe the Dow/DuPont deal is doing that, Jim. Look, you said it in your intro, the macros here are everywhere and nowhere. The only thing that’s going to come through here eventually is companies that perform. The agricultural market is going through a down slide. Our friends at DuPont are heavily exposed to that. They have revised their outlook. We are less exposed but we are also exposed, as you said, to the manufacturing sector and the views to China. There are two cyclical phenomena occurring that are affecting both of us. At the end of the day, what we will do and we are doing it daily, every day, marching to the close of this magnificent deal. This deal makes so much sense. For years, Dow has been asked how are you going to grow in agriculture? What are you going to do with Dow AgroSciences and here is the answer: we are putting it together with DuPont. Ag Sciences will be the number one player in seats, traits and chemistry. We are doing it in a tax-efficient manner. How can that not be a good deal?

That is a phenomenal deal. We are receiving a DuPont business that fits packaging, materials, transportation, automotive, hand in glove to Dow. The Dow materials company will be born and no longer that diffuse and that diluted across many markets. Very focused—packaging, transportation, construction, personal care. So these two companies get born and a small little portfolio company that will have its own value driver. The synergies in doing this at $3 billion a year, the number we put out there, what we will do these many months, Ed Breen and I will be out there with investors and walk them through the deal and walk through the specifics and you will look back at your question and say, it wasn’t a range-bound question. It was the market is on a very big down right now. We have been caught up in it. The outlooks are the outlooks. As we perform and explain, you will see the reaction.

JIM CRAMER: Let’s go back to your facility at Freeport. I agree with you. The market is reacting in short-term situations. Our natural gas is so plentiful. I have to ask you, are we the cheapest manufacturing site in the world right now if you are using natural gas?

ANDREW LIVERIS: So the answer is going to be, yes, but there is a qualification. In a free market context, where hydrocarbons are priced according to markets, the answer to that is an unequivocal yes. The only parts of the world where it is cheaper is in controlled markets like in the Middle East. But look what’s happening in the Middle East. The Saudis and others are beginning to unregulate their hydrocarbon markets. They have to, they have to. You have seen the reaction to some of the news coming out of Saudi Arabia. Not just there, from Indonesia to China to the Venezuelas and the Brazils, people are moving away from regulated hydrocarbons and fuels to market-based. As that happens, I’m convinced the United States will be unequivocally the cheapest place in the world for natural gas and natural gas stocks.

JIM CRAMER: Are you working daily with the people with DuPont so you can, for instance, would DuPont be using your facility? Is there a way to be able to quantify what it means for DuPont people too?

ANDREW LIVERIS: Yes. The answer to that is yes. Under the legal frame works that the deal hasn’t closed. We are working very closely on the information that we can work on that’s mostly in the synergy area. We are working hand in glove. Ed Breen and I are in daily contact. Our teams are in contact. The topic in front of DuPont right now is what Ed talked about with David Faber and you were on the line when we announced the deal. DuPont announced cuts before our deal. That’s what they are working through right now. That’s very tough, especially in their headquarters. So we are going to have to give them a little time and space here to stabilize what they are going through. We are working with them daily to get us to the point where the whole market can see the value of this deal despite what’s going on in the macros. This deal creates new value, great new value.

JIM CRAMER: I think you are right. I read The Philadelphia Inquirer and people are talking about devastating job loss. I read The New York Times and people are talking about ag and the negativity. There is a tremendous amount of negativity about the company that you are merging with, not with Dow.

ANDREW LIVERIS: DuPont is a storied company. No matter what is said in the press, recognize that DuPont has great science, great scientists, great people, great brands. Pioneer is a great subsidiary they have in Iowa. We are working closely to put the two ag companies together, not just in size but in growth opportunity and technology. This too will pass. The negativity will pass. We at Dow have been through it. You know that. The last five years, we have done enormous portfolio changes. Yes, we appear and are stronger. We are performing but our friends at DuPont, as we merge, that strength will be leveraged so we can both be winners in our new form and the three entities that will be created.

JIM CRAMER: Congratulations on that new facility. Very exciting. Puts a lot of people to work. Always good to talk to you, sir. Thank you so much for being on “Mad Money.”

ANDREW LIVERIS: Come down to Freeport, Texas, Jim.

JIM CRAMER: I would like to do that. That was Andrew Liveris of Dow Chemical. I think the merger is a winner.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.